Via Facsimile and U.S. Mail
Mail Stop 4720

November 13, 2009

Ziqiang Guo
Chief Financial Officer
BioPharm Asia, Inc.
New Agriculture Development Park, Daquan Village,
Tonghua County, Jilin Province, P.R. China. 134115

Re: BioPharm Asia, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2008
    File Number: 000-25487

Dear Ziqiang Guo:

    We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

Sincerely,

Joel N. Parker
Accounting Branch Chief